SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                          For the month of October 2001


                       FRESENIUS MEDICAL CARE CORPORATION
                 (Translation of registrant's name into English)


                              Else-Kroner Strasse 1
                                61346 Bad Homburg
                                     Germany
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

       Form 20-F     [X]              Form 40-F  [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

       Yes  [ ]                       No   [X]


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

     On October 17, 2001, the Registrant announced that effective November 1, 2001, Dr. Ulf M. Schneider will join the Management Board of Fresenius Medical Care AG as Chief Financial Officer. A copy of Registrant's press release is annexed as an exhibit to this Report.

                                    EXHIBITS

Exhibit 99.1      Press release dated October 17, 2001


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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


DATE: October 18, 2001



                                FRESENIUS MEDICAL CARE
                                AKTIENGESELLSCHAFT



                                By: /s/ Ben Lipps
                                   --------------------------------------------
                                    Name: Dr. Ben Lipps
                                    Title: Chairman of the Management Board



                                By: /s/ Josef Dinger
                                   --------------------------------------------
                                    Name: Josef Dinger
                                    Title: Senior Vice President
                                           Controlling and Corporate Accounting


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